UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Jameson Stanford Resources Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

470463100

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

(561)514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Summit Capital USA Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 2,228,173
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 2,228,173
	10	SHARED DISPOSITIVE POWER 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,228,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.06%(1)
14	Type of Reporting Person (See Instructions) CO

(1) This percentage set forth on the cover sheets is calculated based on 31,560,000 shares of the Common Stock outstanding as of November 15, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2013 as filed with the Securities and Exchange Commission on November 19, 2013.

AMENDMENT NO. 1 TO SCHEDULE 13D

This statement on Schedule 13D (originally filed with the Securities and Exchange Commission on October 29, 2012) is hereby amended solely to reflect a decrease in the ownership of and percentage of the class of equity securities that are beneficial owned by the reporting person.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of Jameson Stanford Resources Corporation, a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2300 W. Sahara Avenue, Suite 800, Las Vegas, NV 89102

Item 2. Identity and Background.

(a) Summit Capital USA, Inc. (“Summit”)

(b) Business Address: 605 West Knox Road, #202, Tempe, Arizona 85284-3804

(c) Summit’s principal business is merchant banking and strategic business advisory services

(d) Criminal Proceedings: None

(e) Civil Proceedings: None

(f) Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

As reported on Schedule 13D originally filed by Summit on November 6, 2012, Summit acquired 1,996,666 shares of Common Stock of the Issuer by way of private purchases from former shareholders of the Issuer in November, 2011.

On September 18, 2013, Summit entered into a Settlement and Release Agreement with certain parties (the “Lenders”) pursuant to which, in part, Summit satisfied certain debt obligations owed to the Lenders by transferring to the Lenders 750,000 shares of Common Stock of the Issuer (the “Settlement Shares”). Summit subsequently reacquired the Settlement Shares from the Lenders by way of a cash purchase on October 2, 2013.

On December 19, 2013, Summit acquired an additional 542,332 shares of common stock, directly from the Issuer at a price of $0.50 per share.

Item 4. Purpose of Transaction.

Summit holds the Issuer’s securities for investment purposes. Summit intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock.

Summit does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Summit beneficially owns 2,228,173 shares of Common Stock of the Issuer, representing approximately 7.06% of the outstanding shares of Common Stock. The denominator used to calculate the foregoing percentage is the number of shares of Common Stock outstanding as of November 15, 2013, as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2013 as filed with the Securities and Exchange Commission on November 19, 2013.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. Summit has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	Summit decreased its ownership of shares of Common Stock through private sale transactions.

(d)	Not Applicable.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.

On September 18, 2013, Summit entered into a Settlement and Release Agreement with certain parties (the “Lenders”) pursuant to which, in part, Summit satisfied certain debt obligations owed to the Lenders by transferring to the Lenders 750,000 shares of Common Stock of the Issuer (the “Settlement Shares”). Summit subsequently reacquired the Settlement Shares from the Lenders by way of a cash purchase on October 2, 2013.

Other than as set forth in the Stock Purchase Agreement as described in Item 3, above, Summit: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2013

By:	/s/ GREGG C. E. JOHNSON
Name/Title:	Gregg C.E. Johnson, CEO
Summit Capital USA, Inc.